

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Matthew Atkinson
Chief Executive Officer
CleanCore Solutions, Inc.
5920 South 118th Circle, Suite 2
Omaha, NE 68137

>   **Re: CleanCore Solutions, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 21, 2023**
>   **CIK No. 0001956741**

Dear Matthew Atkinson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2023 letter.

Amendment No. 1 to Draft Registration Statement

Dual Class Structure, page 2

1. We reissue comment 4 insofar as you did not address the potential dilution from the expiration of any lock-up agreements.

Our Corporate History and Structure, page 2

2. We note your response to comment 5 with respect to your asset acquisition and reissue the comment in part. Please revise the third paragraph of your history to refer to each entity by its proper name, and to clarify when CleanCore Technologies, LLC, became that entity, as opposed to O-Z Tech. Please further explain to us the legal and accounting

treatment of the transaction, including your statement that you have no subsidiaries. Also clarify in your response, and in the filing, whether and if so, to what extent, the three entities whose assets you purchased were under common control at the time of the acquisitions. We note your response to comment 16, and your revised disclosure in response to accounting comments 20 and 21. Based on your accounting disclosure, it appears you should revise the document throughout to clarify when you are referring to the registrant (since the date of the asset acquisition), and references to your predecessor (for events that occurred prior to the asset acquisition), so that investors will not be mistaken that you have a more extensive operating history. We note as examples the following:

- Mr. Hollst's summary on page 51, which states he has served as your Executive Vice President since April 2019;
- On page 5, "We have experience in the cleaning industries" without qualification;
- On page 7, "We have historically depended on a limited number of suppliers;"
- On page 45, "For the year ended June 30, 2022, two customers, Por-Link and Sanzonate, accounted for 62% of our revenue and 74% of our total accounts receivable at year end;" and
- On page 58, "Since the beginning of our 2021 fiscal year."

These are only examples. You should revise the entire filing, including when addressing the financial results in Management's Discussion and Analysis and in the Business section.

Use of Proceeds, page 29

3.   We reissue comment 10 in part. It does not appear you have revised your Business section to clarify your strategy. In addition, please revise this section to specify how you used the proceeds of such indebtedness that you intend to pay off with the proceeds of this offering. Refer to Instruction 4 of Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Private Placement, page 39

4.   Please revise the disclosure here and on page 73 to disclose the completion dates or clarify if the private placement is ongoing.

Employees, page 48

5.   Revise the summary to highlight that your Chief Executive Officer and President are not full-time employees of the company. Highlight the risks associated with their limited participation in the day-to-day operations of the company.

Principal Stockholders, page 59

6.   We note your response to comment 17. Please revise to provide a separate column for the seed stock prior to the offering. Given the current presentation, the inclusion of the seed in the Class A common stock totals a percentage of 120%.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Louis A. Bevilacqua, Esq.